FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of June, 2003
                 ----------

Commission File Number 0-29546
                       -------

                           America Mineral Fields Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover, Square, London, England W1S 1HS
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X   Form 40-F
                                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No  X
                                              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                      Consolidated Financial Statements
                      (Expressed in United States dollars)

                      AMERICA  MINERAL  FIELDS  INC.

                      Three and six months ended April 30, 2003 and 2002

                      (Unaudited - Prepared by Management)

AMERICA MINERAL FIELDS INC.
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

--------------------------------------------------------------------------------------------------------------------------
                                                                                April 30,          October 31,
                                                                                     2003                 2002
--------------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                            $       307,350      $     2,065,220
     Amounts receivable and prepaid expenses                                      135,519              199,883
--------------------------------------------------------------------------------------------------------------------------
                                                                                  442,869            2,265,103

Property, plant and equipment, net of amortization                                 32,050               45,563

Mineral properties (note 3)                                                     1,700,460              599,426

Mineral property evaluation costs (note 4)                                      4,331,621            4,269,478
--------------------------------------------------------------------------------------------------------------------------

                                                                          $     6,507,000      $     7,179,570
--------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $       427,967      $       317,280

Shareholders' equity:
     Share capital (note 5)                                                    39,243,378           39,243,378
     Contributed surplus (notes 3(a) and 5)                                       235,329                    -
     Deficit                                                                  (33,399,674)         (32,381,088)
--------------------------------------------------------------------------------------------------------------------------
                                                                                6,079,033            6,862,290
--------------------------------------------------------------------------------------------------------------------------

                                                                          $     6,507,000      $     7,179,570
--------------------------------------------------------------------------------------------------------------------------

Subsequent events (note 5)

See accompanying notes to consolidated financial statements

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

--------------------------------------------------------------------------------------------------------------------------
                                            Three months ended April 30,          Six months ended April 30,
                                         ---------------------------------    --------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                   2003               2002               2003             2002
--------------------------------------------------------------------------------------------------------------------------

Administration costs:
     Amortization                        $        4,787     $        8,191    $        10,950   $       16,601
     Bank charges and interest                      869              2,440              3,388            3,777
     Investor relations                          86,020             56,263            130,240           66,477
     Office and administration                   86,752             62,737            158,946          126,753
     Professional fees                          105,105             58,966            223,301          134,363
     Regulatory authorities filing fees          12,257              8,279             17,338           11,443
     Salaries and wages                         229,259            208,527            438,965          398,491
     Stock-based compensation (note 5)            4,630                  -             10,329                -
     Transfer agent                               4,765              3,353              6,204            3,856
     Travel and accommodation                    11,931             27,108             24,690           49,881
--------------------------------------------------------------------------------------------------------------------------
                                                546,375            435,864          1,024,351          811,642

Other items:
     Interest income                             (1,864)            (6,991)            (3,844)         (18,048)
     Gain on sale of property, plant
       and equipment                               (375)                 -               (375)               -
     Other income                                (5,000)                 -             (5,000)         (20,000)
     Write-down of amounts receivable                 -                  -                  -            3,852
     Mineral property evaluation costs                -             20,509             12,305           28,620
     Foreign exchange loss (gain)                 7,482              8,730             (8,851)           1,164
--------------------------------------------------------------------------------------------------------------------------
                                                    243             22,248             (5,765)          (4,412)
--------------------------------------------------------------------------------------------------------------------------

Loss for the period                            (546,618)          (458,112)        (1,018,586)        (807,230)

Deficit, beginning of period                (32,853,056)       (29,197,132)       (32,381,088)     (28,848,014)
--------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                   $  (33,399,674)    $  (29,655,244)   $   (33,399,674)  $  (29,655,244)
--------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share         $       (0.02)     $       (0.01)    $        (0.03)   $       (0.03)

--------------------------------------------------------------------------------------------------------------------------

Weighted average number of
   common shares outstanding                 32,132,816         32,172,697         32,132,816       32,185,228

--------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

--------------------------------------------------------------------------------------------------------------------------
                                              Three months ended April 30,        Six months ended April 30,
                                            -------------------------------     ------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                      2003             2002              2003             2002
--------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                    $     (546,618)   $    (458,112)    $  (1,018,586)   $    (807,230)
     Items not involving cash:
         Amortization                                4,787            8,191            10,950           16,601
         Stock-based compensation                    4,630                -            10,329                -
         Gain on sale of property, plant
           and equipment                              (375)               -              (375)               -
         Write-down of amounts receivable                -                -                 -            3,852
--------------------------------------------------------------------------------------------------------------------------
                                                  (537,576)        (449,921)         (997,682)        (786,777)
     Change in non-cash operating working capital:
         Amounts receivable and prepaid
           expenses                                 40,202           40,229            64,364          136,513
         Accounts payable and accrued
           liabilities                             263,341         (144,403)          110,687         (247,921)
--------------------------------------------------------------------------------------------------------------------------
                                                  (234,033)        (554,095)         (822,631)        (898,185)

Investments:
     Purchase of property, plant and
       equipment                                      (864)            (874)           (4,279)          (3,189)
     Proceeds on sale of property plant
       and equipment                                   375                -               375                -
     Expenditures on mineral properties           (457,187)        (321,951)         (869,997)        (668,787)
     Expenditures on mineral property
       evaluation costs                            (44,450)         (11,099)          (61,338)         (64,602)
     Proceeds on sale of Chapada
       mineral properties                                -          269,000                 -          275,000
--------------------------------------------------------------------------------------------------------------------------
                                                  (502,126)         (64,924)         (935,239)        (461,578)
--------------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents             (736,159)        (619,019)       (1,757,870)      (1,359,763)

Cash and cash equivalents, beginning
   of period                                     1,043,509        4,690,134         2,065,220        5,430,878
--------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period    $      307,350    $   4,071,115     $     307,350    $   4,071,115
--------------------------------------------------------------------------------------------------------------------------

Cash is defined as cash and cash equivalents and joint venture cash.

Supplementary disclosure:
     Interest received, net                 $        1,864    $       6,991     $       3,844    $      18,048
     Warrants issued for mineral
       property participation, being a
       non-cash financing and
        investing activity                  $      225,000    $           -     $     225,000    $           -

--------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three and six months ended April 30, 2003 and 2002

--------------------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three and six months ended April 30, 2003 and 2002

--------------------------------------------------------------------------------

1.   Significant accounting policies:

     These consolidated financial statements of America Mineral Fields Inc. (the "Company") do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual audited consolidated financial statements as at and for the year ended October 31, 2002, except as disclosed in note 2.

2.   Stock-based compensation:

     Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively (see note 5).

     No  compensation  cost  is  recorded  for  options  granted  to  employees.
     Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The Company expenses all stock-based payments to non-employees, and employee awards that are direct awards of stock, granted on or after November 1, 2002, using the fair value method.

     Under the fair value based method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three and six months ended April 30, 2003 and 2002

--------------------------------------------------------------------------------

3.   Mineral properties:

     Amounts deferred in respect of mineral properties consist of the following:

      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                                                        Zambia
                                                    DRC Kolwezi           Angola       Solwezi          Total
      ------------------------------------------- -------------- ---------------- ------------- --------------

      Deferred, October 31, 2002                    $ 8,196,687       $  402,738          $  1   $  8,599,426
      Less gain on contribution to joint venture     (8,000,000)               -             -     (8,000,000)
      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                       196,687          402,738              1       599,426

      Consulting                                       475,427            9,553              -       484,980
      Engineering                                       29,204                -              -        29,204
      Geology                                                -           23,573              -        23,573
      Interest received                                 (2,715)               -              -        (2,715)
      Legal                                            160,597           58,640              -       219,237
      Project office and accounting                     47,390           46,502              -        93,892
      Salaries                                         182,464           17,386              -       199,850
      Travel                                            25,497           27,516              -        53,013
      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                       917,864          183,170              -     1,101,034
      ------------------------------------------- -------------- ---------------- ------------- --------------

      Balance, April 30, 2003                      $ 1,114,551         $585,908           $  1    $1,700,460
      ------------------------------------------- -------------- ---------------- ------------- --------------

     (a)  Kolwezi

          On February 12, 2003, the Company agreed heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement ("Agreement") provides a framework for the participation of these international financial institutions in the Kolwezi Project. Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. The Company has granted each of the IFC and the IDC a warrant to purchase 823,918 common shares of the Company at a price of CDN$0.75 per share at any time between February 12, 2004 and February 12, 2008. The number of shares that may be purchased under each of the warrants may be increased by a maximum of 148,231 shares following the exercise of any share purchase entitlements existing at February 12, 2003.

          Warrants to purchase 329,567 shares for each of IFC and IDC vested on signing the Agreement. The remaining warrants vest in two tranches upon reaching certain milestones in the Kolwezi Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the three months ended April 30, 2003 have an estimated value of $225,000 assuming an expected life of 5 years, volatility of 136%, no dividend yield, and a risk free interest rate of 4.23%. This fair value amount is included in consulting costs deferred in mineral properties above and contributed surplus.

          The Company may be required to reimburse external and out of pocket costs of IFC and IDC if they do not exercise their options due to certain circumstances. The repayment would be in the form of cash or shares of the Company, at the Company's discretion.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three and six months ended April 30, 2003 and 2002

--------------------------------------------------------------------------------

4.   Mineral property evaluation costs:

     Amounts deferred in respect of mineral property evaluation costs consist of the following:

     Democratic Republic of Congo - Kipushi evaluation costs:

     ---------------------------------------------------------------------------
                                                         Amount
     ---------------------------------------------------------------------------

     Balance, October 31, 2002                      $    4,269,478

         Legal                                              32,158
         Project office and accounting                       7,936
         Salaries                                           21,039
         Travel                                              1,010
     ---------------------------------------------------------------------------
                                                            62,143
     ---------------------------------------------------------------------------

     Balance, April 30, 2003                        $    4,331,621
     ---------------------------------------------------------------------------


5.   Share capital:

     ---------------------------------------------------------------------------
                                                       Number
                                                       of shares      Amount
     ---------------------------------------------------------------------------

     Balance, October 31, 2002 and April 30, 2003     32,132,816    $ 39,243,378

     ---------------------------------------------------------------------------

     In May 2003, the Company completed the placement of 4,000,000 units at a price of CDN$0.45 each, for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days, should the Company's shares trade for 20 consecutive trading days commencing after November 21, 2003 at a weighted average trading price of CDN$1.10. A cash finder's fee of 5% of the financing has been paid.

     During the quarter ended January 31, 2003, 100,000 share purchase options exercisable at CDN$1.35 per share expired and were cancelled. Also during the quarter ended January 31, 2003, the Company granted 25,000 options exercisable at CDN$0.60 per share, and 36,000 options exercisable at CDN$0.75 per share.

     During the quarter ended April 30, 2003, 100,000 share purchase options exercisable at CDN$3.65 per share and 25,000 share purchase options exercisable at CDN$0.60 per share expired and were cancelled.

     On May 16, 2003, the Company granted 550,000 options exercisable at CDN$0.75 per share until May 15, 2008.

AMERICA MINERAL FIELDS INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three and six months ended April 30, 2003 and 2002

--------------------------------------------------------------------------------

5.   Share capital (continued):

     For 36,000 options granted to non-employees, the Company has recorded an expense of $4,630 during the three month period ended April 30, 2003 ($10,329 for the six month period ended April 30, 2003), calculated based on the fair value method, with the offsetting amount credited to contributed surplus. No compensation cost has been recognized on 25,000 stock options granted to employees. However, if the fair value method of accounting had been applied to employee stock options granted since November 1, 2002, the pro forma effect to loss and basic and diluted loss per share would be as follows:

--------------------------------------------------------------------------------------------------------------------------
                                                                             Three months           Six months
                                                                          ended April 30,      ended April 30,
                                                                                     2003                 2003
--------------------------------------------------------------------------------------------------------------------------

     Loss, as reported                                                     $      556,618       $    1,028,586
     Loss, pro forma                                                              556,618            1,036,511

     Basic and diluted loss per share, as reported                               $   0.01            $    0.03
     Basic and diluted loss per share, pro forma                                     0.01                 0.03

--------------------------------------------------------------------------------------------------------------------------

     The fair value of each option grant has been calculated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 3.5 years, volatility of 137%, no dividend yield, and a risk free interest rate of 4.02%.

6.   Segmented information:

     The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

     Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

--------------------------------------------------------------------------------------------------------------------------
                                                                                April 30,          October 31,
                                                                                     2003                 2002
--------------------------------------------------------------------------------------------------------------------------

     Capital assets by geographic area:
         Democratic Republic of Congo                                      $    5,459,430       $    4,487,472
         Angola                                                                   585,908              402,738
         Zambia                                                                         1                    1
         United Kingdom                                                            18,792               24,256
--------------------------------------------------------------------------------------------------------------------------

                                                                           $    6,064,131       $    4,914,467
--------------------------------------------------------------------------------------------------------------------------

AMERICA MINERAL FIELDS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company for the three and six month periods ended April 30, 2003 and related notes (the "Consolidated Financial Statements"). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2002 Annual Report, which should also be referred to for additional information. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars.

Results of Operations

The Company incurred a net loss for the six months ended April 30, 2003 of $1,018,586, or $0.03 per share, compared to a net loss of $807,230, or $0.03 per share, in the six months ended April 30, 2002.

The Company incurred a net loss for the three months ended April 30, 2003 of $546,618, or $0.02 per share, compared to a net loss of $458,112, or $0.01 per share, in the three months ended April 30, 2002.

The results for the three and six months ended April 30, 2003, compared with the corresponding periods ended April 30, 2002, reflect the following factors:

o Administration expenses have increased due, principally, to increased levels of investor relation costs, professional fees, and salaries and wages. These increases have been offset somewhat by reductions in travel and accommodation costs.

o Investor relations costs were higher because the Company engaged an investor relations consultant subsequent to the first half of 2002. In addition, the Company devoted considerably more resources to investor relations during the first half of 2003, in preparation for raising financing. This planned fundraising was also the principal reason for the higher level of professional fees in the first half of 2003. Salaries and wages increased, due to the weaker US$, as a number of the staff are paid in British pounds (which factor also affected other Head Office costs), and due to the filling of a previously vacant Head Office position. Travel and accommodation costs decreased because the number of non-project related trips decreased versus the previous year.

o Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations have been applied prospectively and are detailed in notes 2 and 5 to the Consolidated Financial Statements. Under the new accounting policy, a compensation expense of $4,630 has been recorded in the three month period ended April 30, 2003 ($10,329 for the six-month period ended April 30, 2003).

o Lower average cash balances, and lower interest rates, resulted in much lower interest income for the six months ended April 30, 2003. Other income in the six months ended April 30, 2002 relates to a payment received by the Company for agreeing to amend the terms on the sale of the Chapada mineral properties to provide for payment of the remaining balance of the consideration at a later date. Other income in the six months ended April 30, 2003 relates to the recovery of $5,000 against a previously written-off amount receivable in Zambia.

o For the three and six months ended April 30, 2003, mineral property evaluation costs decreased, due primarily to reductions in such activity as the Company focused its efforts on negotiations with respect to, and environmental work in connection with, the Kolwezi Project, on discussions regarding the Angola Property, and on preparations for the private placement which occurred subsequent to April 30, 2003.

Liquidity and Capital Resources

As at April 30, 2003, the Company had cash and cash equivalents of $307,350, compared to $2,065,220 at October 31, 2002, and working capital of $14,902, compared to $1,947,823 at October 31, 2002.

The decreases in cash and cash equivalents and in working capital as at April 30, 2003, compared to the balance as at October 31, 2002, are due to the loss for the period and project costs incurred during the six months, as described below.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other "Exploration and Development Risk Factors" and "Financing Risk Factors" discussed in the Company's 2002 Annual Report. Subsequent to April 30, 2003, the Company has completed an equity financing of 4,000,000 units at a price of CDN$0.45 per unit for gross proceeds of CDN$1,800,000. Each unit comprises one common share and a warrant to purchase one additional common share at a price of CDN$0.75 each. The warrants will expire after five years, and are subject to an accelerated expiry period of 45 days should the Company's shares trade for 20 consecutive trading days, commencing after November 21, 2003, at a weighted average trading price of CDN$1.10 or greater. A cash finder's fee of 5% of the financing has been paid. The net proceeds of the financing will be used to fund the continued development of its African projects and for general working capital.

The Company anticipates that it will complete another equity financing in calendar 2003 to provide additional working capital for operations. In addition, during the quarter ended April 30, 2003, the Company has agreed heads of terms with two financial institutions concerning partial financing for the Kolwezi Project, as detailed below under "Mineral Property Projects - Kolwezi Project, DRC".

Mineral Property Projects

As at April 30, 2003, amounts capitalized in respect of mineral properties increased to $1,700,460, from $599,426 at October 31, 2002, reflecting $183,170 in costs incurred on the Company's Angola property and $917,864 in costs on the Kolwezi project.

Capitalized mineral property evaluation cost increased to $4,331,621 from $4,269,478 at October 31, 2002, reflecting costs incurred on the Company's Kipushi project.

Kolwezi Project, DRC

During the three and six month periods ended April 30, 2003, work in preparation for conforming the Kolwezi Project to the Democratic Republic of Congo's ("DRC") new mining code was undertaken, and work continued on an Environmental Audit and Scoping Study (the first stage of an Environmental and Social Impact Assessment) for the Kolwezi Project.

During the quarter ended April 30, 2003, the Company agreed heads of terms with the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC"). This agreement ("Agreement") provides a framework for the participation of these leading international financial institutions in the Kolwezi Project. Under the terms of the Agreement, each of the agencies will have an option to acquire up to 10% of the Kolwezi Project on a farm-in basis. The price of this farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. Pursuant to the Agreement, the Company has granted each of the IFC and the IDC a warrant to purchase, if vested in full, up to 2.5% (on a fully diluted basis) of the common shares of the Company at a price of CDN$0.75 per share. The warrants have a term of five years and are exercisable after one year. The value of warrants vested has been estimated using the Black-Scholes option pricing model as $225,000, which amount has been included in deferred costs related to the Kolwezi Project.

The new mining code, and the related mining regulations, of the DRC are now in effect. The Company, together with the IFC and IDC, has held a series of discussions with La Generale des Carrieres et des Mines ("Gecamines"), regarding conforming the Kolwezi Project to the new mining code.

Kipushi Project, DRC

During the six months ended April 30, 2003, work in preparation for conforming the Kipushi Project to the DRC's new mining code was undertaken, and very preliminary discussions to this end were held with Gecamines in February 2003.

Angola Property

During the six months ended April 30, 2003, an agreed Minute supplementing the Heads of Agreement signed last year was signed by the parties (the Company's wholly owned subsidiary, IDAS Resources N.V.; the Angolan state-owned diamond company, Endiama E.P.; and Twins Limited, a company representing private sector Angolan interests). The Minute details more fully the governance arrangements for the joint venture company, Newco, the minimum investment levels on each licence area during the first three years, and the repayment arrangements for loans from IDAS to Newco. The parties are now negotiating a more detailed Prospecting Contract for the Cuango Floodplain Licence, Mining Contract for the Camutue Licence, and the articles of association of Newco, which instruments will, collectively, govern the project.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the "Management's Discussion & Analysis" contained in the Company's 2002 Annual Report.

[COMPUTERSHARE LOGO OMITTED]

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604)661-9400 Fax: (604)683-3694

June 26, 2003

To:      All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: AMERICA MINERAL FIELDS INC.

We confirm that the following material was sent by pre-paid mail on June 26, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Consolidated Financial Statements for the three and six months ended April 30, 2003 and 2002 (Unaudited)

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

/S/"Anita Basi"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  ------------------------------
                                                  (Registrant)

Date June 27 2003                        By:      /S/"Paul C. MacNeill"
     ------------                                 ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director